Contact

www.linkedin.com/in/davidpolinsky (LinkedIn)

Top Skills

Entrepreneurship
Executive Management
Start-ups

Languages

Hebrew (Limited Working)

Certifications

Mastering Negotiation and Influence
Investment Foundations Certificate
Blockchain in Business

David Polinsky

Always Imagine the Possibilities
Englewood, New Jersey, United States

Summary

As the Chief Financial Officer at Rafael Holdings (NYSE:RFL) I lead the finance, legal, and corporate strategy functions of a publicly-traded technology company that focuses on biotechnology. I have over 25 years of experience in senior management roles at private and public companies, where I have defined and executed on the vision, goals, and budget of the organization.

I have a strong background in law, having earned my Juris Doctorate from Fordham University School of Law and practiced as a corporate attorney for several years. I also have multiple certificates in investment, negotiation, and blockchain from prestigious institutions. I have co-founded, built, and led startups through all stages of development and sale, and have established and maintained relationships with partners, investors, and stakeholders across various industries. I am passionate about identifying and pursuing disruptive technologies and opportunities that can create value and growth for my companies and the society.

Experience

Connyct
Founder and Chairman
March 2023 - Present (2 years)

Connyct app is building bridges between online connection and real-life experiences. Combining cutting-edge creative tools, licensed music, and privacy-first design, Connyct empowers the next generation to build authentic communities around shared passions and real-world moments.

Rafael Holdings, Inc.
Chief Financial Officer
January 2023 - Present (2 years 2 months)

Rafael Holdings, Inc. (NYSE:RFL) is a holding company with interests in clinical and early-stage pharmaceutical companies including an investment in (and planned merger with) Cyclo Therapeutics Inc. (Nasdaq: CYTH), a biotechnology company dedicated to developing Trappsol® Cyclo™, which is being evaluated in clinical trials, including an ongoing Phase 3 trial for the potential treatment of Niemann-Pick Disease Type C1 ("NPC1"), a rare, fatal, and progressive genetic disorder.

Rafael Holdings, Inc.
Chief Financial Officer
December 2017 - September 2021 (3 years 10 months)
Newark, New Jersey, United States

Defined and executed on finance, legal and corporate strategy by establishing corporate goals, implementing budgeting, processes, workforce plans, and facilities planning

Defined company vision to position the organization as a leading technology franchise

Analyzed and quantified the industry to develop key strategies to grow the company

Established and maintained relationship with partners to expand the pipeline of candidates and attract top talent

Identified disruptive technologies with the industry and strategize to form partnerships leading to internal growth within the company

Led discussions and negotiations of landmark strategic partnerships

Collaborated with Finance, Legal Business Development and Operations

Supported the CEO by executing strategic corporate initiatives across multidisciplinary areas

Established and maintain investor relations with formal presentation for the company with plans and strategies for current investors, funds, and Wall Street analysts

Cornerstone Pharmaceuticals
Co-Founder, President, and General Counsel
March 2002 - March 2018 (16 years 1 month)

Strategy Development & Implementation: Developed all corporate strategy as a member of the senior executive team

Developed corporate strategy in discovery research, pre-clinical and clinical development, regulatory and clinical plans

Organizational Leadership & Collaboration: Built and led key teams while leading external communications

Communicated with multiple print and broadcast media for press releases, media/public relations coverage, and interviews with the New York Times and Wall Street Journal

Built and led a group of leading medical and scientific advisors to guide development with industry thought leaders

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Education

Fordham University School of Law
Juris doctorate, Law · (1993 - 1996)

Yeshiva University
Bachelor of Arts - BA, Speech and Communications · (1990 - 1993)